Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

REPORT ON PAYMENTS TO GOVERNMENTS FOR THE YEAR 2017

Jersey, Channel Islands, 29 June 2018 - Randgold Resources Limited today provides information in accordance with DTR 4.3A of the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority in respect of payments made to governments by Randgold Resources Limited and its subsidiary undertakings for the year ended 31 December 2017.

This report is prepared in accordance with United Kingdom’s Reports on Payments to Governments Regulations 2014 (as amended) (“UK Regulations”) and the basis of preparation is summarised below. The report is available for download from: http://www.randgoldresources.com/regulatory-releases.

Basis of Preparation - Report on Payments to Governments for the year ended 31 December 2017

Reporting entities

In line with UK Regulations, this report includes payments to governments made by Randgold Resources Limited and its subsidiary undertakings (together “Randgold”). Payments made by entities over which Randgold Resources Limited has joint control (including Société des Mines de Morila SA and Kibali Goldmines SA) are excluded from the report.

Activities

Payments made by Randgold to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals (“extractive activities”) are disclosed within this report. As extractive and processing activities are unable to be reported separately, associated payments related to both activities have been disclosed in full.

Government

Government includes any national, regional or local authority of a country and includes a department, agency or entity that is a subsidiary of a government or entity that is controlled by such authority.

Project

Payments are reported at a project level except those payments which cannot be attributed to a specific project and therefore are reported at an entity level. Project is defined in the UK Regulations as being the operational activities which are governed by a single contract, license, lease, concession or similar legal agreement and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements shall be treated for the purposes of the UK Regulations as a single project. Substantially interconnected means forming part of operationally and geographically integrated contracts, licenses, leases or concessions or related agreements with substantially similar terms which are signed with a government giving rise to payment liabilities. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.

Payment Types

-	Taxes

These are taxes paid by Randgold on its profits and income. In line with the UK Regulations payments made in relation to consumption, such as value added taxes, personal income taxes or sales taxes are excluded.

-	Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The royalty amounts paid to a government are calculated as a set percentage of the value of gold production at market gold prices less any deduction that may be taken.

-	Dividends

These comprise : (i) dividends paid by Société des Mines de Gounkoto SA (Gounkoto) to the State of Mali based on the State of Mali’s shareholding pursuant to the Establishment Convention under which Gounkoto operates, and (ii) dividends paid by Société des Mines de Tongon SA (Tongon) to the State of Côte d’Ivoire based on the State of Côte d’Ivoire’s shareholding pursuant to the Establishment Convention under which Tongon operates.

-	License fees, rental fees and other considerations for licenses or concessions

These are fees paid as consideration for acquiring a license for gaining access to an area or permitted area where extractive activities are to be performed.

-	Infrastructure Improvements

These are payments which relate to the construction of infrastructure (including but not limited to roads, bridges and buildings) that is not primarily dedicated to extractive activities throughout its useful life. Payments which are in the nature of social investment, for example for the building of hospitals, schools or other social projects, are excluded from this report in line with the UK Regulations.

-	Other Payments

Other types of payments which are required to be disclosed in accordance with the UK Regulations are the following:

1.	Production entitlements; and
2.	Signature, discovery and production bonuses.

However for the year ended 31 December 2017, there were no such reportable payments made by Randgold to a government.

Basis of Disclosure

Payments are reported on a cash flow basis and refunds are included within the year received.

Disclosure Threshold

Payments are disclosed in US Dollars. In line with the UK Regulations, where a payment or a series of related payments have not exceeded £86 000 (US $110 800)1 such payments have, with the exception of certain license fees, not been included.

Exchange Rate

Payments made in currencies other than US Dollars are converted based on the foreign exchange rate at the relevant annual average rate.

1Amount exchanged at a rate of GBP £1:US $1.288.

Report on Payments to Governments 2017

Government Reports (all amounts in US$)
MALI Government	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Ministère de l’Economie et des Finances - Direction des Grandes Enterprises	125 179 800	28 041 532	-	-	-	153 221 332
Ministère de l’Economie et des Finances - Bureau des Domaines de Kenieba	5 233 796	-	-	-	-	5 233 796
Ministère des Domaines de l’Etat et des Affaires Foncières - Direction Nationale Domains et Cadastre	-	28 062 039	13 980 922	61 760	-	42 104 721
Infrastructure expenditure	-	-	-	-	491 548	491 548
	130 413 596	56 103 571	13 980 922	61 760	491 548	201 051 397

CÔTE D’IVOIRE Government	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Ministère du Budget et du Portefeuille de l’Etat - Receveur de Grandes Entreprises	29 328 546	-	-	-	-	29 328 546
Ministère du Budget et du Portefeuille de l’Etat - Receveur des Domaines d’Abidjan	-	9 361 490	-	-	-	9 361 490
Ministère du Budget et du Portefeuille de l’Etat – Direction Générale des Participations de l’Etat	-	-	10 305 905	-	-	10 305 905
Ministère de l’Industrie et des Mines	-	1 652 028	-	639 230	-	2 291 258
Infrastructure expenditure	-	-	-	-	318 623	318 623
	29 328 546	11 013 518	10 305 905	639 230	318 623	51 605 822

Total	159 742 142	67 117 089	24 286 827	700 990	810 171	252 657 219

Project Reports (all amounts in US$)
MALI Projects	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Loulo - Société des Mines de Loulo SA	77 768 981	32 952 814	-	32 285	-	110 754 080
Gounkoto - Société des Mines de Gounkoto SA	52 644 615	23 150 757	13 980 922	12 281	491 548	90 280 123
Exploration projects - Randgold Resources Mali SARL	-	-	-	17 194	-	17 194
	130 413 596	56 103 571	13 980 922	61 760	491 548	201 051 397

COTE D’IVOIRE Projects	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Tongon - Société des Mines de Tongon SA	29 328 546	11 013 518	10 305 905	-	318 623	50 966 592
Exploration projects -Randgold Resources (Côte d’Ivoire) SARL	-	-	-	639 230	-	639 230
	29 328 546	11 013 518	10 305 905	639 230	318 623	51 605 822

Total	159 742 142	67 117 089	24 286 827	700 990	810 171	252 657 219

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com